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Exhibit 12.1

NBTY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended September 30,
(Dollars in thousands)	2009	2008	2007
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income before provision for income taxes	$228,968	$231,040	$303,976
Less:
Interest capitalized	—	(1,404)	(912)
Add:
Fixed charges deducted from earnings (see below)	77,010	56,275	51,432

Earnings available to cover fixed charges	$305,978	$285,911	$354,496

FIXED CHARGES:
Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$34,882	$18,639	$16,749
Appropriate portion (1/3) of rentals	42,128	37,636	34,683

Fixed charges	$77,010	$56,275	$51,432

Ratio of Earnings to Fixed Charges	3.97	5.08	6.89

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  Exhibit 12.1
NBTY INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES